UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Nelson, David R.
   500 West Main Street
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President (Chief Actuary)
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common(1)                    |1/16/9|P4  |2,150             |A  |$18.25     |2,150              |D     |                           |
                             |7     |    |                  |   |           |                   |      |                           |
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Common(1)                    |      |    |                  |   |           |10,158.9           |I     |HRSP(2)                    |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option (3)              |22.625  |     |    |           |   |11/16|11/16|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |/97  |/05  |            |       |       |            |   |            |
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Option (3)              |22.625  |     |    |           |   |11/16|11/16|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |/98  |/05  |            |       |       |            |   |            |
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Option (3)              |22.625  |     |    |           |   |11/16|11/16|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |/99  |/05  |            |       |       |            |   |            |
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Option (3)              |22.625  |     |    |           |   |11/16|11/16|Common(1)   |2,500  |       |2,500       |D  |            |
                        |        |     |    |           |   |/00  |/05  |            |       |       |            |   |            |
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Option (4)              |19.1875 |     |    |           |   |8/12/|8/12/|Common(1)   |30,000 |       |30,000      |D  |            |
                        |        |     |    |           |   |97   |06   |            |       |       |            |   |            |
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Option (4)              |19.1875 |     |    |           |   |8/12/|8/12/|Common(1)   |30,000 |       |30,000      |D  |            |
                        |        |     |    |           |   |98   |06   |            |       |       |            |   |            |
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Option (4)              |19.1875 |     |    |           |   |8/12/|8/12/|Common(1)   |30,000 |       |30,000      |D  |            |
                        |        |     |    |           |   |99   |06   |            |       |       |            |   |            |
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Option (4)              |18.8125 |     |    |           |   |1/9/9|1/9/0|Common(1)   |25,000 |       |25,000      |D  |            |
                        |        |     |    |           |   |8    |7    |            |       |       |            |   |            |
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Option (4)              |18.8125 |     |    |           |   |1/9/9|1/9/0|Common(1)   |25,000 |       |25,000      |D  |            |
                        |        |     |    |           |   |9    |7    |            |       |       |            |   |            |
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Option (4)              |18.8125 |     |    |           |   |1/9/0|1/9/0|Common(1)   |25,000 |       |25,000      |D  |            |
                        |        |     |    |           |   |0    |7    |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, pursuant to the Company Rights Agreement, which entitles holders of the Company's Common
Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating
Preferred Stock at a price of $145 per fractional share.
(2) On-going acquisitions of shares (including intra-fund transfer already reported) from January 1, 1997 to December 31, 1997 at prices ranging from $18.25 to $24.699 pursuant to the Humana Retirement and Savings
Plan ("HRSP") exempt under
16a-3(f)(1)(i)(B).
(3)  Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees.
(4)  Right to buy pursuant to the Company's 1996 Stock Incentive
Plan.